# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NKGen Biotech, Inc., CIK 0001845459
CUSIP: 65488A101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3001 DAIMLER ST,, SANTA ANA, California (CA), 92705
Date of event which requires filing of this statement: 10/17/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001511137

## Reporting persons
- PATHSTONE FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 2,797,661; aggregate amount beneficially owned 2,797,661 (7.91% of the class)
  Comment: Concentrated stock position owned by a client in a managed account.

## Item 1. Issuer
Name of issuer: NKGen Biotech, Inc.
Address of issuer's principal executive offices:
3001 DAIMLER ST,
SANTA ANA, CALIFORNIA
92705

## Item 2. Person Filing
Name of person filing: PATHSTONE FAMILY OFFICE, LLC
Address of principal business office or, if none, residence:
10 Sterling Blvd
Suite 402
ENGLEWOOD, New Jersey
07631
Citizenship: PATHSTONE FAMILY OFFICE, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 2,797,661
Percent of class: 7.91
Sole power to vote or to direct the vote: PATHSTONE FAMILY OFFICE, LLC - 0
Shared power to vote or to direct the vote: PATHSTONE FAMILY OFFICE, LLC - 0
Sole power to dispose or to direct the disposition: PATHSTONE FAMILY OFFICE, LLC - 0
Shared power to dispose or to direct the disposition: PATHSTONE FAMILY OFFICE, LLC - 2,797,661

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This is a concentrated position in a single client account we manage.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PATHSTONE FAMILY OFFICE, LLC: Rebecca A Judd, Director (02/27/2025)